701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 27, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom
Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted September 12, 2014
CIK No. 0001594864

Ladies and Gentlemen:

On behalf of our client, Juno Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 10, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, submitted on September 12, 2014.

AUSTIN    BEIJING    BRUSSELS    WILMINGTON, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1001

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

In response to the Staff’s comment, Company has filed a number of additional exhibits to the Registration Statement and will file the remaining exhibits as promptly as possible. The Company acknowledges that the Staff may have additional comments to additional exhibits as they are filed.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company advises the Staff that the graphics included in the Registration Statement are the only graphics that it currently intends to use in its prospectus. If the Company decides to include additional graphics, it will provide them to the Staff for its review as soon as practicable.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering; however, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1002

Prospectus Summary

Overview, page 1

4.	We note your statements on pages 1, 70 and 84 that you have shown “compelling efficacy” in clinical trials for your product candidates. Because FDA approval is dependent on the agency making a formal determination (according to criteria specified in law and agency regulations) that a drug is effective, it is premature for you to state that you have shown “compelling efficacy” in clinical trials for your product candidates. Accordingly, please remove or modify this wording, as necessary, throughout your prospectus.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on the relevant pages to revise the use of “compelling efficacy” to “compelling evidence of tumor shrinkage.”

Risks Associated with Our Business, page 4

5.	Please expand your summary of material risks to disclose your accumulated deficit to date.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 4 to include the following at the end of the first bullet point:

As of June 30, 2014, our accumulated deficit was $83.5 million.

6.	Please revise your summary of material risks to note risks that the Company faces due to the occurrence of adverse events in clinical trials of your product candidates. In this regard, you should specifically highlight risks relating to the occurrence of severe cytokine release syndrome among patients using your product candidate including the fact that 39% of the patients administered JCAR015 in Phase 1 trials experienced sCRS, that there were two deaths related to sCRS in clinical trials for JCAR015, and that the FDA previously placed a clinical hold on such trials as a result of this occurrence.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 5 to include the following bullet point:

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences. For example, 39% of the patients who were administered JCAR015 in Phase 1 trials experienced severe cytokine release syndrome, or sCRS. There were two deaths in those patients that we believe were either directly or indirectly related to sCRS, which resulted in the FDA placing the trial on clinical hold until certain protocol changes were implemented in April 2014.

Implications of Being an Emerging Growth Company

7.	We note your statement on page 83 under the section entitled, “JOBS Act,” that you have irrevocably elected not to avail yourselves of the extended transition period for complying with new or revised accounting standards and, therefore, you will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please expand your disclosure in this section to provide a discussion of your election under Section 107(b) of the JOBS Act here as well.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1003

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 6 to include the following bullet point:

•	being permitted to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies;

and in the last paragraph of such subsection, the Company intends to add the following disclosure:

However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risk Factors

Risks Related to Our Business and Industry

If we fail to obtain additional financing, we may be unable to complete the..., page 12

8.	Please expand your disclosure in this risk factor to quantify the amount of your cash and cash equivalents.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 12 to include the following to the second paragraph of the above mentioned risk factor:

As of June 30, 2014, we had $71.0 million in cash, and subsequent to June 30, 2014, we sold equity securities for aggregate gross proceeds of $185.0 million.

Our product candidates may cause undesirable side effects or have other properties..., page 20

9.	Please revise your disclosure to explain the phrases “low disease burden” and “high disease burden” with respect to the occurrence of sCRS in patients administered with JCAR015. Please also identify the “certain patients” with “certain high end-organ medical issues” excluded from trials to persuade the FDA to remove its clinical hold.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 21, 95 and 98 as follows:

We define low disease burden as the presence of no more than 5% lymphoblasts in a patient’s bone marrow and high disease burden as more than 5% lymphoblasts in a patient’s bone marrow.

Several protocol changes were made earlier in 2014 after the two patient deaths, the most important of which include using a lower dose in patients with high disease burden r/r ALL, excluding patients with stage III or IV congestive heart failure as defined by the New York Heart Association, excluding patients with active central nervous system leukemia or symptomatic central nervous system leukemia within 28 days, adding sCRS as a dose limiting toxicity, and restricting a patient from receiving a second treatment of JCAR015 if the patient experienced any non-hematologic grade 4 toxicities, including sCRS, with the prior JCAR015 treatment. The protocol changes resulted in the FDA removing the clinical hold.

Cell based therapies rely on the availability of reagents and other specialty..., page 27

10.	Please revise your disclosure in this risk factor to define the term “reagents.”

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 27 to define “reagents” as “substances used in our manufacturing processes to bring about chemical or biological reactions.”

If product liability lawsuits are brought against us, we may incur substantial..., page 39

11.	Please expand your disclosure in this risk factor to quantify the amount of clinical trial insurance you carry.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 39 to disclose that the Company currently carries $5.0 million of clinical trial insurance.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1004

Our ability to use our net operating loss carryforwards and certain other..., page 39

12.	Please expand your disclosure in this risk factor to quantify your tax loss carry-forwards and to describe when your carry-forwards begin to expire.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 39 to include the following:

As of December 31, 2013, we had federal net operating loss carryforwards of approximately $5.6 million, which will expire in 2033.

Risks Related to Intellectual Property

We depend, in part, on our licensors to maintain, protect, and prosecute..., page 48

13.	Please expand your disclosure to identify which licensors have the right to control enforcement of your licensed patents or defense of any claims asserting the invalidity of these patents.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 48 to describe the general rights of its licensors with respect to the filing, prosecution, maintenance, defense, and enforcement of the patents the Company licenses from such licensors by adding the following as the second and third sentences of the above mentioned risk factor:

Each of our licensors generally has rights to file, prosecute, maintain, and defend the patents we have licensed from such licensor. We generally have the first right to enforce our patent rights, although our ability to settle such claims often requires the consent of the licensor.

The Company believes this level of disclosure will enable investors to make meaningful assessments of the allocation of these patent rights, and that specifying the rights under each of its licenses in further detail will not provide investors any meaningful information that will allow them to better assess the implications of such rights for the Company’s business.

We have limited foreign intellectual property rights and may not be able to..., page 51

14.	We note your disclosure that many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions and that legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals. Please expand your disclosure to identify the foreign countries where you may have difficulties enforcing your patent rights.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 51 to identify China, Brazil, Russia, India, and South Africa as countries where the Company may have difficulties enforcing its patent rights.

The lives of our patents may not be sufficient to effectively protect our..., page 53

15.	Please expand your disclosure in this risk factor to describe the expiration dates of your current material patents.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1005

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 53 to include the following disclosure:

Our issued patents will expire on dates ranging from 2015 to 2031, subject to any patent extensions that may be available for such patents. If patents are issued on our pending patent application, the resulting patents are projected to expire on dates ranging from 2022 to 2035.

Use of Proceeds, page 62

16.	Please note that where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to the amounts of proceeds that will be used for each specified purpose. You may, as necessary provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual amounts could vary. Please apply any changes to your disclosure in response to this comment to the other areas in the prospectus in which you discuss your use of proceeds.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 7, 13, 57 and 62 to disclose that the Company expects to use the net proceeds from the proposed offering as follows:

•	$ to advance two of our CD19 product candidates through Phase II clinical trials;

•	$ to advance any additional product candidates that we select;

•	$ to expand our internal research and development capabilities;

•	$ to establish manufacturing capabilities; and

•	the remainder for working capital and other general corporate purposes.

Prior to printing the preliminary prospectus for the offering, the Company will file an amendment to the Registration Statement in which it will provide its estimate of the proceeds allocated to each use.

17.	We note your disclosure that you plan to use the proceeds from the offering to conduct additional trials for your CD19 product candidate. Please revise your disclosure to identify the specific CD 19 product candidate on which you intend to focus and the amount of proceeds that you intend to devote to conducting additional trials for such product candidate. Please also provide an estimate as to how far in the development process for each of your CD19 product candidates you expect the offering proceeds will enable you to reach.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 7, 13, 57 and 62 in a future amendment to identify the two CD19 product candidates that it intends to advance through Phase II clinical trials with the proceeds of the proposed offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 72

18.	Please disclose the methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. Additionally, please note we may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1006

Response to Comment 18:

Below please find a quantitative and qualitative analysis explaining the methods for determining the fair value of each stock-based award since inception on August 5, 2013. To the extent that there is a significant difference between the estimated offering price range and the grant date fair value of the Company’s common stock during the past 12 months that has not adequately been addressed herein, it will provide the Staff with an analysis of the significant factors contributing to the difference in subsequent correspondence.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1007

Background

To facilitate the Staff’s review, the Company has included the table below which is a complete list of all stock-based compensation grants made from August 5, 2013 through the date of this letter.

Grant Date	Restricted Shares / Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date	Estimated Fair Value Per Common Share for Financial Reporting Purposes	Intrinsic Value Per Common Share
September 5, 2013	7,774,436	N/A	$0.00215	$0.00215	$—
September 20, 2013	6,000,000	N/A	0.01	0.01	—
October 8, 2013	3,929,996	N/A	0.02	0.02	—
October 12, 2013	2,000,000	N/A	0.025	0.025	—
November 20, 2013	4,500,000	N/A	0.05	0.26	0.21
December 15, 2013	2,627,500	N/A	0.075	0.26	0.185

Total granted from inception through December 31, 2013	26,831,932

January 6, 2014	500,000	N/A	0.075	0.26	0.185
March 6, 2014	4,550,000	N/A	0.10	0.55	0.45
March 19, 2014	350,000	N/A	0.10	0.55	0.45
March 25, 2014	1,840,000	N/A	0.10	0.55	0.45
April 21, 2014	55,000	N/A	0.10	0.55	0.45
April 29, 2014	6,775,000	N/A	0.125	0.69	0.565
June 4, 2014	1,226,000	N/A	0.15	1.12	0.97
June 9, 2014	567,500	N/A	0.15	1.12	0.97
June 23, 2014	325,000	N/A	0.15	1.12	0.97

Total granted in the six months ended June 30, 2014	16,188,500

July 8, 2014	50,000	N/A	0.39	1.12	0.73
July 11, 2014	440,119	N/A	0.39	1.12	0.73
September 9, 2014	7,132,908	1.59	1.59	1.59	—
September 16, 2014	300,000	1.59	1.59	1.59	—
September 18, 2014	52,000	1.59	1.59	1.59	—
October 14, 2014	522,000	1.75	1.75	1.75	—

Total granted subsequent to June 30, 2014 through the date of this letter	8,497,027

All grants through the date of this letter	51,517,459

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1008

Since inception, the Company’s intention has been to grant stock-based awards with fair value or an exercise price no less than the fair value of Company common stock. To ensure that the Company is meeting this objective, its practice has been to review changes in its business and market conditions and the potential impact on the fair value of Company common stock whenever the Company makes stock-based awards. Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors or a committee of executive officers authorized by the board to make certain new hire grants to non-officer employees (the “New Hire Equity Committee”) with input from management. For inception through August 2014, the Company granted only restricted stock awards. Beginning in September 2014, the Company began to grant stock option awards. In connection with this change in its stock-based compensation practices, the Company began to obtain contemporaneous valuations from an independent third-party valuation firm to help it determine grant date fair value of its common stock in order to facilitate compliance with Section 409A of the Internal Revenue Code of 1986, as amended. Because its common stock is not currently publicly traded, the Company’s board of directors or the New Hire Equity Committee necessarily exercises judgment in determining the fair value of Company common stock based on the independent third-party valuations as well as other relevant business and market factors. A majority of the board of directors is comprised of non-employee directors, all of whom have extensive business, finance and/or venture capital experience. The Company believes that the composition of its board of directors, together with the directors’ collective knowledge of, and experience with, similarly-situated companies, provides the board of directors with the requisite level of expertise in order to reasonably determine the fair value of the Company’s common stock. The members of the New Hire Equity Committee also have considerable business and/or finance experience, and the Company believes that the New Hire Equity Committee has the requisite level of expertise in order to reasonably determine the fair value of the Company’s common stock.

The primary objective and subjective factors considered by the board of directors or the New Hire Equity Committee in assessing the fair value of Company common stock on the date of each restricted stock or stock option grant set forth above include but are not limited to:

•	the hiring of key personnel;

•	the Company’s financial condition as of such date;

•	the status of the Company’s research and development efforts;

•	the status of strategic transactions, including the acquisition of intellectual property and technology;

•	the public trading price or private sale price of comparable companies;

•	the lack of marketability of the Company’s common stock as a private company;

•	risk factors relevant to the Company’s business;

•	capital market conditions generally;

•	the prices of shares of Company preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of the Company’s preferred stock relative to its common stock; and

•	contemporaneous valuations of the Company’s common stock, including those performed as of September 4 and October 10, 2014 by an independent third party valuation specialist.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-109

As of each of the dates on which awards of restricted stock or stock options were granted, the board of directors or New Hire Equity Committee, as applicable, believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common stock as of such date. However, in connection with the preparation of the Company’s financial statements in accordance of U.S. generally accepted accounting principles for the periods from August 5, 2013 until December 31, 2013 and the six months ended June 30, 2014, the Company retrospectively estimated the fair value of its capital stock solely for financial reporting purposes. As part of that evaluation, the Company determined that, solely for financial reporting purposes, the fair value of the Company’s common stock was higher than the fair values determined by the board of directors or the New Hire Equity Committee for restricted stock grants made following the Company’s initial issuance and sale of its Series A convertible preferred stock (the “Series A Preferred Stock”) on October 16, 2013 through the first two quarters of 2014. In connection with the preparation of the financial statements, the Company engaged an independent third party valuation specialist to assist in the valuation of the Company’s capital stock as of October 16, 2013, March 31, 2013, April 24, 2014 and June 30, 2014. The report for October 16, 2013 was delivered to the Company in June 2014, and each of the other reports was delivered to the Company in September 2014, in all cases on a retrospective basis.

The board of directors or New Hire Equity Committee, as applicable, believes it made a thorough evaluation of the relevant factors to determine the fair value of Company common stock on each grant date, including considering the most recent valuation of Company common stock, if contemporaneously available, in addition to the factors listed above. The valuations were all performed consistent with the guidance and methods outlined in the AICPA Accounting and Valuation Guide Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Guide”). A review of the methods and key assumptions included in the independent third party valuations considered for the purpose of determining the fair value of Company common stock at the grant dates noted in the table is as follows. We describe below the results of the independent third party valuations and how these valuations and the business activities and operations of the Company were taken into consideration when determining the fair value of the common stock for financial reporting purposes.

Third Party Valuations

October 2013 Valuation (Retrospective)

The October 2013 valuation was conducted using the option pricing method (“OPM”). The OPM involves a two-step methodology. First the Company’s equity value was estimated at [***] million based on the sale and issuance of its Series A Preferred Stock in an arm’s length transaction. The resulting estimate was then allocated to the various securities that comprise the Company’s capital structure, using the Black-Scholes option pricing model. This OPM treats the rights of the holders of preferred and common stock as equivalent to that of call options on the value of the enterprise above certain break points of value based on the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceeds the value of the liquidation preference(s) at the time of the liquidity event. This Black-Scholes model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event, the estimated applicable risk-free rate, and the estimated volatility of the equity securities. Based on the estimated term assumption, the independent third party valuation specialist estimated an equity volatility applicable to the Company based on available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the term assumption.

The OPM method was applied based on a liquidity event that would occur one and a quarter years in the future. A volatility of the Company’s common stock of 60% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 0.20% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

A discount to reflect the lack of marketability (“DLOM”) was then applied based on the risk of the security and the time to liquidity.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1010

The Company has used the October 2013 valuation to derive a value for the Company’s common stock solely for financial reporting purposes for the period beginning October 16, 2013 through December 31, 2013. The independent third party valuation specialist’s application of the breakpoints to derive values for the Series A Preferred Stock and Series A-1 Preferred Stock in the October 2013 valuation, when taken together with the Company’s estimated equity value, implies an aggregate value for the Company’s common stock. After applying a DLOM of 40%, the Company concluded that the fair value of the Company’s common stock for the period beginning October 16, 2013 through December 31, 2013 was $0.26 per share. For purposes of financial reporting, the Company has retrospectively determined such value to be the fair value of all grants made after October 16 2013, as well as the grant made on January 6, 2014.

March 2014 Valuation (Retrospective)

The March 2014 valuation was conducted using the hybrid method consisting of the probability weighted expected return method (“PWERM”) and the OPM. Under the hybrid method, multiple liquidity scenarios are considered and weighted based on the probability of each scenario’s occurrence, similar to the PWERM, while also using the OPM to estimate the allocation of value in one or more of the scenarios, which assume that the Company will continue to operate as a private company.

The first step in the PWERM is the determination of the appropriate exit scenarios, timing for the potential exits and proceeds from exit. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value	Probability Factor	DLOM
September 2015 IPO (High Case)	[***] million	20.0%	20%
December 2014 IPO (Low Case)	[***] million	10.0%	20%
December 2014 Sale (High Case)	[***] million	2.5%	20%
December 2014 Sale (Low Case)	[***] million	22.5%	20%
September 2014 Dissolution	[***] million	15.0%	10%
Staying Private	[***] million	30.0%	25%

The PWERM requires present value calculations using a risk-adjusted discount rate. The discount rate is estimated based on the risk profile of the Company as of the grant date, and takes into consideration required rates of return by an investor. For purposes of the March 2014 Valuation, a 25% discount rate was applied, which was supported by a range of 20% to 35% in the Venture Capital Rates of Return Study for companies in the bridge/mezzanine/IPO state of development.

For the OPM, the Company’s equity value was estimated as [***] million based on a number of factors including the Series A Preferred Stock financing. The Black-Scholes option pricing model was applied based on a liquidity event that would occur two and a half years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 0.67% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

After applying the DLOM, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $0.55 per share as of March 31, 2014. For purposes of financial reporting, the Company has retrospectively determined such value to be the fair value of all grants made on March 6, 2014, March 19, 2014 and April 21, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1011

April 2014 Valuation (Retrospective)

The April 2014 valuation was conducted using the same method as the March 2014 valuation as well as additional information including the sale and issuance of the Company’s Series A-2 convertible preferred stock (the “Series A-2 Preferred Stock”) in an arm’s length transaction on April 24, 2014. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value	Probability Factor	DLOM
July 2015 IPO (High Case)	[***] million	25.0%	20%
January 2015 IPO (Low Case)	[***] million	10.0%	20%
April 2015 Sale (High Case)	[***] million	5.0%	20%
April 2015 Sale (Low Case)	[***] million	20.0%	20%
April 2015 Dissolution	[***] million	12.5%	20%
Staying Private	[***] million	27.5%	30%

For purposes of the April 2014 Valuation based on the PWERM, a 22.5% discount rate was used.

For the OPM, the equity value of the Company was estimated as [***] million which was estimated based on the Series A-2 Preferred Stock financing. The Black-Scholes option pricing model was applied based on a liquidity event that would occur three years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 0.91% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

After applying the DLOM, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $0.69 as of April 24, 2014. For purposes of financial reporting, the Company has retrospectively determined such value to be the fair value of all grants made on April 29, 2014.

June 2014 Valuation (Retrospective)

The June 2014 valuation was conducted using the same method as the March and April 2014 valuations. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value	Probability Factor	DLOM
June 2015 IPO (High Case)	[***] million	30.0%	20%
June 2015 IPO (Low Case)	[***] million	7.5%	20%
June 2015 Sale (High Case)	[***] million	5.0%	20%
June 2015 Sale (Low Case)	[***] million	20.0%	20%
June 2015 Dissolution	[***] million	12.5%	20%
Staying Private	[***] million	25.0%	30%

For purposes of the June 2014 Valuation based on the PWERM, a 20% discount rate was used.

For the OPM, the equity value of the Company was estimated as [***] million based on a number of factors including the Series A-2 Preferred Stock financing as well as other Company and market factors. The Black-Scholes option pricing model was applied based on a liquidity event that would occur three years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 0.88% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

After applying the DLOM, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $1.12 per share as of June 30, 2014. For purposes of financial reporting, the Company has retrospectively determined such value to be the fair value of all grants made in June and July 2014.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1012

September 2014 Valuation (Contemporaneous)

The September 2014 contemporaneous valuation was conducted using the same method as the retrospective valuations as well as the sale and issuance of the Company’s Series B convertible preferred stock (the “Series B Preferred Stock”) in an arm’s length transaction. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value	Probability Factor	DLOM
June 2015 IPO (High Case)	[***] million	45.0%	20%
September 2015 IPO (Low Case)	[***] million	10.0%	20%
September 2015 Sale (High Case)	[***] million	5.0%	20%
September 2015 Sale(Low Case)	[***] million	12.5%	20%
September 2015 Dissolution	[***] million	10.0%	20%
Staying Private	[***] million	17.5%	30%

For purposes of the September 2014 Valuation, a 20% discount rate was used.

For the OPM, the equity value of the Company was estimated as $[***] million, based on a number of factors including Series B Preferred Stock financing. The Black-Scholes option pricing model was applied based on a liquidity event that would occur three and a half years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 1.19% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

After applying the DLOM, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $1.59 per share as of September 4, 2014.

October 2014 Valuation (Contemporaneous)

The October 2014 valuation was conducted using the same method as the September 2014 valuation. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value		Probability Factor	DLOM
May 2015 IPO (High Case)	[	***] million	50.0%	20%
October 2015 IPO (Low Case)	[	***] million	12.5%	20%
October 2015 Sale (High Case)	[	***] million	5.0%	20%
October 2015 Sale (Low Case)	[	***] million	7.5%	20%
October 2015 Dissolution	[	***] million	7.5%	20%
Staying Private	[	***] million	17.5%	30%

For purposes of the October 2014 Valuation based on the PWERM, a 20% discount rate was used.

For the OPM, the equity value of the Company was estimated as $[***] million, based on the September valuation. The Black-Scholes option pricing model was applied based on a liquidity event that would occur three and a half years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 1.06% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

After applying the DLOM, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $1.75 per share as of October 10, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1013

Grant Date Considerations

As noted above, at each grant date, the board of directors considered any available contemporaneous third-party valuations and the specific objective and subjective factors described above, including those described with additional specificity below. With respect to the grants prior to September 2014, the Company retrospectively determined that, for financial reporting purposes, the fair value of the Company’s common stock was higher than the fair values determined by the board of directors.

September 5, 2013 Grant

•	The Company had issued and sold 4,388,060 shares of common stock to its initial stockholder, ARCH Venture Fund VII, L.P. (“ARCH”), on August 9, 2013, at $0.002 per share. The Company at this time had no assets other than the proceeds from this transaction.

•	The grant made on September 5, 2013 was to the Company’s chief executive officer, Mr. Hans Bishop.

•	On-going preliminary conversations continued regarding potential partnerships with the Fred Hutchinson Cancer Research Center (“FHCRC”) and other research institutes.

•	Preliminary negotiations continued regarding a potential acquisition by the Company of the assets of ZetaRx Biosciences, Inc. (“ZetaRx”), and a potential preferred stock financing.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock on this grant date was $0.00215 per share.

September 20, 2013 Grants

•	The Company engaged three of the Company’s scientific founders on September 20, 2013. These founders were the recipients of the grants made on this date. The engagement of the founders did not provide access to any technology or inventions.

•	The Company had made progress in the negotiations of a collaboration agreement and exclusive license agreement with FHCRC.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of this grant date was $0.01 per share.

October 8, 2013 Grant

•	The Company executed an asset purchase agreement with ZetaRx on September 30, 2013, agreeing to purchase certain intellectual property and assets from ZetaRx in exchange for the issuance of 9,000,000 shares of Series A-1 Preferred Stock, 900,000 shares of common stock and the assumption of liabilities of ZetaRx.

•	On September 29, 2013, the board of directors authorized the appointment of several persons to the board of directors upon the initial closing of the Series A Preferred Stock financing, including Dr. Larry Corey and Dr. Richard Klausner who did join the board of directors upon the closing.

•	The transaction agreements for the issuance and sale of the Series A Preferred Stock (the “Series A Transaction Documents”), which were negotiated with sophisticated investors including ARCH and Alaska (investing through CL Alaska L.P.), were approved by the board of directors.

•	Negotiations with FHCRC had advanced from the date of the previous grant.

•	Preliminary conversations with other research institutes, including Memorial Sloan Kettering Cancer Center (“MSK”) and Seattle Children’s Research Institute (“SCRI”), were ongoing.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1014

•	The board of directors believed that capital market conditions for biotechnology companies had improved since the last grant date.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of this grant date was $0.02 per share.

October 12, 2013 Grant

•	On this date, Dr. Larry Corey joined the board of directors and was the recipient of the grant made on this date.

•	The board of directors expected the initial closing of the sale and issuance of the Series A Preferred Stock to be imminent, and that Alaska and ARCH would commit to invest $80 million.

•	The board of directors expected to sign the collaboration and license agreements with FHCRC described above.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of was $0.025 as of this grant date.

November 20, 2013 Grants

•	On the date of the grant, the board executed consulting agreements with three of its scientific founders affiliated with MSK. These scientific founders were the recipients of the grants made on this date.

•	On October 16, 2013 and October 23, 2013, the Company sold an aggregate of 35,000,000 shares of Series A Preferred Stock at $1.00 per share, for aggregate gross proceeds of $35,000,000, to two accredited investors in an arm’s length transaction.

•	On October 16, 2013, the Company executed the FHCRC collaboration and license agreements. The license agreement provided the Company exclusive, worldwide, sublicensable license under certain patent rights, and a non-exclusive, worldwide, sublicensable license under certain technology, to research, develop, manufacture, improve, and commercialize products and processes covered by such patent rights or incorporating such technology for all therapeutic uses for the treatment of human cancer.

•	The Company negotiated and on November 21, 2013 executed a master sponsored research agreement, a master clinical study agreement and a license agreement with MSK. Pursuant to the license agreement, the Company acquired a worldwide, sublicensable license to certain patent rights and intellectual property rights related to certain know-how to develop, make, and commercialize licensed products and to perform services for all therapeutic and diagnostic uses, which license is exclusive with respect to such patent rights and tangible materials within such know-how, and nonexclusive with respect to such know-how and related intellectual property rights. Upfront payments under the license agreement with MSK represented a significant financial commitment for the Company.

•	In connection with the other agreements with FHCRC and MSK, the Company entered into letter agreements with each institute providing for significant success payments tied to increases in the value of the Company’s Series A Preferred stock, or stock into which the Series A Preferred Stock was exchanged or converted.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014 and by MSK with respect to JCAR015.

•	The board of directors believed that the general capital market conditions for biotechnology companies had become more difficult since the last grant date.

•	The Company had increased its workforce to nine employees.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of this grant date was $0.05 per share.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1015

In connection with the preparation of its financial statements for the period from August 5, 2013 until December 31, 2013, and because this issuance followed the date of the Company’s initial preferred stock financing on October 16, 2013, the Company retrospectively determined to adopt the $0.26 per share fair value of its common stock as of December 31, 2013, derived from the October 2013 valuation by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

December 15, 2013 Grants

•	On December 13, 2013, the Company issued and sold an aggregate of 6,667,672 shares of Series A Preferred Stock at $1.00 per share, for aggregate gross proceeds of $6,667,672, to 21 accredited investors in an arm’s length transaction.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014 and by MSK with respect to JCAR015.

•	On December 3, 2014, the Company executed a license agreement with St Jude Children’s Research Hospital (“St. Jude”). Pursuant to the license agreement with St. Jude, the Company (1) obtained control over, and became obliged to pursue and defend, St. Jude’s causes of action in a pending litigation in the Eastern District of Pennsylvania, Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD, (the “Penn litigation”), in which the Company and St. Jude are each adverse to the Trustees of the University of Pennsylvania and Novartis Pharmaceutical Corporation, and (2) acquired an exclusive, worldwide, royalty-bearing license under certain patent rights owned by St. Jude, including U.S. Patent No. 8,399,645 to develop, make, and commercialize licensed products and services for all therapeutic, diagnostic, preventative, and palliative uses. Upfront payments under the license agreement with St. Jude represented a significant financial commitment for the Company.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of this grant date, was $0.075 per share.

In connection with the preparation of its financial statements for the period from August 5, 2013 until December 31, 2013, the Company retrospectively determined to adopt the $0.26 per share fair value of its common stock as of December 31, 2013, derived from the October 2013 valuation by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

January 6, 2014 Grant

•	The Company executed an offer letter with its general counsel, Mr. Bernard Cassidy, the recipient of the grant made on this date.

•	Marc Tessier-Lavigne, Ph.D., Anthony B. Evnin, Ph.D., and Howard H. Pien had agreed to join the company’s board of directors at its next meeting.

•	José Baselga, M.D., Ph.D. agreed to serve as chairman of Juno’s Clinical Advisory Board.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014 and by MSK with respect to JCAR015.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock for the award made as of this grant date was $0.075 per share.

In connection with the preparation of its financial statements for the period from August 5, 2013 until December 31, 2013, the Company retrospectively determined to adopt the $0.26 per share fair value of its common stock as of December 31, 2013, derived from the October 2013 valuation by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1016

March 6, 2014 and March 19, 2014 Grants

•	The Company had executed offer letters with its executive vice president of research & development, Dr. Mark Frohlich, and its chief medical officer, Dr. Mark Gilbert.

•	The Company had increased its workforce to 24 employees.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014 and by MSK with respect to JCAR015.

•	On February 13, 2014, the Company entered into a license agreement and sponsored research agreement with SCRI. Pursuant to the license agreement with SCRI, the Company acquired an exclusive, worldwide, royalty-bearing sublicensable license to certain patent rights to develop, make, and commercialize licensed products and to perform licensed services for all therapeutic, prophylactic, and diagnostic uses.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock for the awards made as of each of these grant dates was $0.10 per share.

In connection with the preparation of its financial statements for the three months ended March 31, 2014, the Company retrospectively determined to adopt the $0.55 per share fair value of its common stock as of March 31, 2014, suggested by the independent-third party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

March 25, 2014 and April 21, 2014 Grant

•	The Company had executed an offer letter with its senior vice president of manufacturing, Dr. Andrew Walker.

•	The Company had increased its workforce to 26 employees.

•	Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014 and by MSK with respect to JCAR015.

Of the grants made on March 25, 2014, the board of directors approved the grant of 55,000 shares of restricted stock to one individual, which grant was to be effective on the date such individual began employment. Such individual began employment on April 21, 2014.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock for the awards made as of each of these grant dates was $0.10 per share.

In connection with the preparation of its financial statements for the three months ended March 31, 2014, the Company retrospectively determined to adopt the $0.55 per share fair value of its common stock as of March 31, 2014, suggested by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

April 29, 2014 Grants

•	On April 3, 2014, the Company had executed an offer letter with its chief financial officer, Dr. Steven Harr.

•	The Company had increased its workforce to 33 employees.

•	On April 24, 2014, the Company issued and sold an aggregate of 28,423,971 shares of Series A-2 Preferred Stock at $1.00 per share, for aggregate gross proceeds of $28,423,971, to a total of 33 accredited investors in an arm’s length transaction. The Series A-2 Preferred Stock was issued and sold pursuant to transaction documents that had been negotiated with sophisticated investors (the “Series A-2 Transaction Documents”).

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1017

•	On April 18, 2014, the FDA hold on the Phase I clinical trial at MSK was lifted. MSK had observed two treatment-related deaths in its Phase I clinical trial testing and, as a result, MSK proactively amended its protocols in the CD19 trial in late March 2014, which led to a clinical trial hold while those amendments were reviewed.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of this grant date was $0.125 per share.

In connection with the preparation of its financial statements for the six months ended June 30, 2014, the Company retrospectively determined to adopt the $0.69 per share fair value of its common stock as of April 24, 2014, suggested by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

June 4, 2014, June 9, 2014 and June 23, 2014 Grants

•	The Company had increased its workforce to 36 and 38 employees as of June 4, 2014 and June 9, 2014, respectively.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

•	On May 9, 2014, the Company issued and sold an aggregate of 2,888,127 shares of Series A-2 Preferred stock at $1.00 per share, for aggregate gross proceeds of $2,888,127, to a total of eight accredited investors in an arm’s length transaction.

•	On June 1, 2014, GlaxoSmithKline entered into a strategic partnership with Adaptimmune to expand its cancer immunotherapy portfolio.

Of the grants made on June 4, 2014, the board of directors approved the grant of 325,000 shares of restricted stock to one individual, which grant was to be effective on the date such individual began employment. Such individual began employment on June 23, 2014.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock for the awards made as of each of June 4, 2014 and June 23, 2014 was $0.15 per share. The grants on June 9, 2014 were made by the New Hire Equity Committee pursuant to authority delegated by the board of directors at its June 4, 2014 meeting, and the New Hire Equity Committee concluded that the fair value of Company common stock as of June 9, 2014 had not changed from its value as of June 4, 2014 and remained at $0.15 per share.

In connection with the preparation of its financial statements for the six months ended June 30, 2014, the Company retrospectively determined to adopt the $1.12 per share fair value of its common stock as of June 30, 2014, suggested by the independent third-party valuation specialist, as the grant date fair value for these grants solely for financial reporting purposes.

July 8 and July 11, 2014 Grants

•	The Company had increased its workforce to 46 employees.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

•	On June 25, 2014, the Company issued and sold 31,312,098 shares of Series A-2 Preferred Stock at $1.00 per share, for aggregate proceeds of $31,312,098, to 41 accredited investors in an arm’s length transaction.

•	The board of directors approved a manufacturing strategy presented to it by the Company’s management. In connection with the approval of the manufacturing strategy, the board of directors determined to exercise the Company’s put right under the Series A Transaction Documents to issue and sell 20,000,000 shares of Series A Preferred Stock at $1.00 per share to two accredited investors. The sale and issuance of such shares closed later in July 2014.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1018

•	The Company had begun the process of negotiating transaction documents for a potential sale of its Series B Preferred Stock with several sophisticated institutional investors.

•	The board of directors determined to exercise its put right under the Series A-2 Transaction Documents to issue 31,312,108 shares of Series A-2 Preferred Stock at $1.00 per share, for aggregate proceeds of $31,312,108, to 41 accredited investors in an arm’s length transaction. The sale and issuance of such shares closed later in July 2014.

•	On June 18, 2014, Pfizer entered into a strategic partnership with Cellectis to expand its cancer immunotherapy portfolio.

•	On June 20, 2014, Kite Pharma Inc.’s initial public offering was well received by the capital markets.

Based on the foregoing factors, the board of directors concluded that the fair value of Company common stock as of July 8, 2014 was $0.39 per share. The grants on July 11, 2014 were made by the New Hire Equity Committee, pursuant to authority delegated by the board of directors at its June 4, 2014 meeting, and the New Hire Equity Committee concluded that the fair value of Company common stock as of July 11, 2014 had not changed from its value as of July 8, 2014 and remained at $0.39 per share.

In connection with the preparation of its financial statements for the nine months ended September 30, 2014, the Company expects to adopt the $1.12 per share fair value of its common stock as of June 30, 2014, suggested by the independent third party valuation specialist, as the grant date fair value for these grants for financial reporting purposes.

September 9, 2014 Grant

•	The Company had increased its workforce to 62 employees.

•	On August 1, 2014 and August 20, 2014, the Company issued and sold an aggregate of 48,978,730 shares of Series B Preferred Stock at $2.73 per share, for aggregate proceeds of $133,711,933, to 51 accredited investors in an arm’s length transaction.

•	On August 13, 2014, the court in the Penn litigation ordered that a trial in the lawsuit begin on April 20, 2015.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

•	The Company expected to file its initial draft registration statement with the Commission in connection with the initial public offering of the Company’s common stock.

•	The Company received a draft valuation report from an independent third-party valuation specialist estimating the fair value of the Company’s common stock as of September 4, 2014 (the “September 2014 Valuation”).

Based on the foregoing factors, and its review of the draft September 2014 Valuation, the board of directors concluded that the fair value of Company common stock as of this grant date was $1.59 per share.

September 16, 2014 and September 18, 2014 Grants

•	The Company had increased its workforce to 64 employees.

•	Hal Barron, M.D. was appointed to the board of directors.

•	The Company had filed its initial draft registration statement with the Commission on September 12, 2014.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1019

Based on the foregoing factors, and its review of the draft September 2014 Valuation, the board of directors concluded that the fair value of Company common stock as of September 16, 2014 had not changed from its value as of the September 2014 Valuation and remained $1.59 per share. The grants on September 18, 2014 were made by the New Hire Equity Committee, pursuant to authority delegated by the board of directors at its September 16, 2014 meeting. The New Hire Equity Committee concluded that the fair value of Company common stock as of September 18, 2014 had not changed from its value as of the September 2014 Valuation and remained $1.59 per share.

October 14, 2014 Grant

•	The Company had increased its workforce to 73 employees.

•	The Company evaluated preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017.

•	The Company received a draft valuation report from an independent third party valuation specialist estimating the fair value of the Company’s common stock as of October 10, 2014 (the “October 2014 Valuation”).

Based on the foregoing factors, and its review of the draft October 2014 Valuation, the board of directors concluded that the fair value of Company common stock as of October 14, 2014 was $1.75 per share.

Conclusion

Determining the fair value of Company common stock requires making complex and subjective judgments and is subject to assumptions and uncertainties. The Company’s valuation methods involved making assumptions regarding the anticipated timing of potential liquidity events and the Company’s comparability to publicly-traded companies that had executed liquidity events. Anticipated timing is based on estimates of the board of directors and management. Had the Company used different comparable companies for anticipated timing of a potential liquidity events, the allocations between preferred and common shares may have been different and may have resulted in a different value being determined for Company common stock.

The Company believes that by utilizing the valuation methods described above, that it has used reasonable methods, approaches and assumptions consistent with the AICPA Guide to determine the fair value of Company common stock.

In response to the Staff’s comment, the Company intends to revise its disclosure on page 73 of the Registration Statement to include a detailed explanation of the Company’s policy for accounting for stock-based compensation as set forth below.

Revised Disclosure:

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. Our board of directors is comprised of a majority of non-employee directors with significant experience investing in and operating companies in the biotechnology industry. All stock-based awards are intended to be granted at a price no less than the fair value per share of our common stock, based on information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we determine the fair value of our common stock using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide. Because our common stock is not currently publicly traded, the board of directors exercises significant judgment in determining the fair value of our common stock. Changes in judgments could have a material impact on our results of operations and financial position. Following completion of this offering and so long as our common stock is publicly traded, estimates regarding the fair value of our common stock will not be necessary. For valuations after the completion of this initial public offering, we will determine the fair value of each share of common stock based on the closing price of our common stock as reported by The NASDAQ Global Select Market on the date of grant.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1020

Until we began granting stock options in September 2014, our board of directors considered various objective and subjective factors, with input from management, to determine the value of our common stock, including:

•	the hiring of key personnel;

•	our financial condition as of such date;

•	the status of our research and development efforts;

•	the status of strategic transactions, including the acquisition of intellectual property and technology;

•	the public trading price or private sale price of comparable companies;

•	the lack of marketability of our common stock as a private company;

•	risk factors relevant to our business;

•	capital market conditions generally; and

•	the prices of shares of our preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock relative to our common stock.

For financial reporting purposes for the periods ending December 31, 2013 and June 30, 2014 on a retrospective basis, our management also considered estimated fair values prepared on a retrospective basis by an independent third party valuation firm in accordance with the guidance provided by the AICPA Guide. For stock-based grants beginning in September 2014, the fair value of our common stock was determined in connection with such grants by our board of directors based upon the factors described above and with consideration given to contemporaneous valuations of our common stock prepared by the same independent third party valuation firm in accordance with the guidance provided by the AICPA Guide.

The methods used by the independent third party valuation firm were:

•

Option Pricing Method, or OPM. The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on the value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceeds the value of the liquidation preference(s) at the time of the liquidity event. The OPM uses the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event, the estimated applicable risk-free rate, and the estimated volatility of the equity securities.

•

Probability-weighted Expected Return Method, or PWERM. The PWERM considers various potential liquidity outcomes, including in our case an initial public offering, the sale of our company, dissolution and staying private, and assigns probabilities to each to arrive at the weighted equity value.

The valuation of our common stock in 2013 was based on the OPM and subsequent valuations were based on the hybrid method of the OPM and the PWERM.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1021

Expense related to stock-based compensation in the form of restricted stock granted to employees is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each stock-based award is estimated on the grant date. The stock-based compensation expense is recognized on a straight line basis over the requisite service period of an award, which is generally the award’s vesting period. We must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our equity award plan. Since inception our estimated forfeiture rate has been zero. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

We began granting stock options in September 2014. Stock option expense will be recorded at the fair value of each stock-based award estimated on the grant date using the Black-Scholes option pricing model.

Stock-based compensation expense for equity instruments issued to non-employees is recognized based on the estimated fair value of the equity instrument. The fair value of the non-employee awards is subject to remeasurement at each reporting period until services required under the arrangement are completed, which is the vesting date.

We recorded stock-based compensation expense of $0.1 million and $1.6 million, respectively, in the periods from August 5, 2013 to December 31, 2013 and the six months ended June 30, 2014. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees and other service providers.

Contractual Obligations page 82

19.	Please quantify the aggregate amount of milestone and success payments that you are obligated to make under all your agreements.

In response to the Staff’s comment, the Company intends to revise the Registration Statement as follows (additions underlined):

Page 82:

Other than as disclosed in the table above, the payment obligations under our license and collaboration agreements as of December 31, 2013 are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or are royalties on net product sales. As of December 31, 2013, the aggregate maximum amount of milestone payments we could have been required to make under our then-existing license and collaboration agreements was $70.6 million for JCAR014 and $6.8 million for JCAR015. As described in the section captioned “—Critical Accounting Polices and Significant Judgments and Estimates—Success Payments,” we are also obligated to make up to $375.0 million in success payments to FHCRC and up to $150.0 million in success payments to MSK based on increases in the estimated fair value of our common stock. As of December 31, 2013, we were unable to estimate the timing or likelihood of achieving the milestones or generating future product sales and therefore, any related payments are not included in the table above. See note 14 of the interim financial statements included elsewhere in this prospectus for information regarding certain contractual obligations entered into after December 31, 2013.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1022

Page 109: Royalty and Milestone Obligations for JCAR015, JCAR014, and JCAR017

Under our existing license agreements, our overall royalty burden for net sales of each of JCAR015, JCAR014, and JCAR017 in the United States is less than 10%. We anticipate that the royalty burden will be lower outside of the United States. As of the date of this prospectus, the aggregate maximum amount of milestone payments we could be required to make under our existing license and collaboration agreements is $90.3 million for each of JCAR014 and JCAR017 and $19.2 million for JCAR015. Included in the $90.3 million for JCAR014 and JCAR017 is $71.6 million in milestones that would only be paid once, and not for both JCAR014 and JCAR017, such that the combined aggregate maximum amount of milestone payments for JCAR014 and JCAR017 is $109.0 million. Included in the $19.2 million for JCAR015 is $6.6 million that is also included in the amounts for JCAR014 and JCAR017 but would only be paid for the first product candidate, whether JCAR015, JCAR014, or JCAR017, to achieve the associated milestones. Certain milestones would be paid in euros, which have been estimated in U.S. dollars for the foregoing figures based on the exchange rate as of September 30, 2014.

The Company has presented milestone information with respect to the Company’s most advanced product candidates. The Company is unable to quantify the aggregate of all milestone payments other than on a product-by-product basis, as some milestones may be paid for an unlimited number of products.

Business

20.	Please disclose, where applicable in your business section, when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials for JCAR015, JCAR014, JCAR017 and WT-1, the name of the trial sponsor and the subject of the INDs.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 95, 98 and 100 to disclose that (additions underlined):

Page 95: JCAR015

Clinical Experience. JCAR015 is being tested in a Phase I open label clinical trial of patients with r/r ALL, which trial initiated in January 2010. An investigational new drug, or IND, application for JCAR015 was submitted in January 2007 by MSK, the Phase I trial sponsor, originally for the treatment of refractory chronic lymphocytic leukemia. The IND was amended in September 2009 to add the protocol for the treatment of r/r ALL in adults. The main goals of the trial are to determine the safety and appropriate dose of the modified T cells in patients with B cell malignancies. We have focused our efforts in this trial and with this therapy towards patients with r/r ALL, a patient population with few or no alternatives. Patients enrolled in this study receive low-dose chemotherapy with cyclophosphamide prior to receiving their CAR T cell dose.

Page 98: JCAR014

Clinical Experience. We are currently enrolling patients in a Phase I/II trial exploring JCAR014 as a treatment for a number of B cell malignancies in patients relapsed or refractory to standard therapies. An IND application for JCAR014 was submitted in March 2013 by FHCRC’s Stanley Riddell, the Phase I/II trial sponsor, for the treatment of CD19-positive advanced B cell malignancies. The trial was initiated in May 2013. The Phase I/II trial is designed to evaluate three dose levels: 2x10^5 T cells/kg, 2x10^6 T cells/kg, and 2x10^7 T cells/kg. The primary endpoint of the trial is to evaluate the feasibility and preliminary safety of using JCAR014 to treat CD19-positive advanced B cell malignancies. The secondary endpoints of the trial include assessing the duration of persistence of the modified T cells, determining whether the modified T cells traffic in the bone marrow and function in vivo, determining if the modified T cells have antitumor activity in patients with measurable tumor burden prior to T cell transfer, and determining if the treatment is associated with tumor lysis syndrome. As of August 28, 2014, 21 patients had been treated in the Phase I portion of the trial, of which the vast majority have had either r/r ALL or r/r NHL.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1023

Page 98: JCAR017

Clinical Experience. JCAR017 is being evaluated in a Phase I/II clinical trial in pediatric r/r ALL. An IND application for JCAR017 was submitted in November 2013 by SCRI, the Phase I/II trial sponsor, for the treatment of CD19 positive pediatric leukemia. The trial was initiated in January 2014. The Phase I/II trial is designed to evaluate four dose levels: 5x10^5 T cells/kg, 1x10^6 T cells/kg, 5x10^6 T cells/kg, and 1x10^7 T cells/kg. The primary endpoints of the trial are to evaluate the preliminary toxicity, safety, and efficacy of JCAR017, and the feasibility of manufacturing and releasing JCAR017, in children and young adults with CD19-positive pediatric leukemia both before and after allogeneic HSCT. The secondary endpoints of the trial include assessing persistence of the modified T cells and assessing the efficacy of Erbitux to eliminate the modified T cells. As of August 28, 2014, eight patients had been treated in the Phase I portion of the trial. We expect to report data from the Phase I portion of this trial before the end of 2014.

Page 100: WT-1

In a Phase I/II clinical trial with our WT-1 TCR in patients with AML who had received an allogeneic HSCT, our product candidate was well-tolerated, demonstrated the potential for long-term cell persistence, and provided early evidence of clinical activity. An IND application for this WT-1 TCR was submitted in May 2012 by FHCRC’s Aude Chapuis, the Phase I/II trial sponsor, for the treatment of high risk or relapsed AML, myelodysplasic syndrome, and chronic myeloid leukemia in patients who have received an allogeneic HSCT. We expect to report data from the Phase I portion of this Phase I/II trial before the end of 2014.

Our CAR and TCR Technologies

CARs, page 90

21.	We note your statement that your most clinically-advanced CAR T cell programs use an scFv from a “murine-derived” antibody to target a cell surface protein called CD19. Please expand your disclosure to define the term “murine-derived” at its first use in the first bullet point of this section.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 90 to clarify that the antibody is “mouse-derived.”

Product Pipeline

CD19 Directed Product Candidates

JCAR015, page 95

22.	Please expand your disclosure regarding your Phase I clinical trial for JCAR015 to describe the duration of the study and the CAR T cell dosing administered to patients before the protocol changes were made after the two patient deaths.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 95 and 98 to indicate that the trial was initiated in January 2010 and that “prior to the protocol changes, patients typically received a dose of 3x10^6 T cells/kg regardless of the level of disease burden.”

JCAR014, page 98

23.	We note that you are currently enrolling patients in a Phase I/II trial exploring JCAR014. Please expand your disclosure to describe the dosing that will be used in the study, the number of patients that will be enrolled, the duration of the study and the primary and any secondary endpoints of the study.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 98 as set forth in the response to comment 20 above.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1024

JCAR017, page 98

24.	For your Phase I/II clinical trial of JCAR017, please expand your disclosure to describe the number of patients enrolled in the trial, the dosing being used in the study, the duration of the study and the primary and any secondary endpoints of the study.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 98 as set forth in the response to comment 20 above.

Additional Product Candidates

MUC-16/IL-12, page 99

25.	Please expand your disclosure in the second paragraph of this section to describe the severe side effects which have limited system delivery of IL-12.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 99 to disclose that the severe side effects include “severe hematological toxicity, severe hepatic dysfunction, and immune reactive events such as colitis, some of which resulted in deaths and trial stoppage.”

Intellectual Property, page 101

26.	We note your disclosure regarding your material patents and patent applications. Please expand your disclosure to explain which of your material patents and patent applications are in-licensed and from whom, the type of patent protection such as composition of matter, use or process for your material patents and pending patent applications, and the expected expiration dates of pending patent applications.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages 102 to include in the second full paragraph the following sentence:

If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2022 to 2035.

The Company intends to further revise pages 103, 105, 107, 108 and 109 to include the following disclosure in the first paragraph of each respective section:

Page 103: Fred Hutchinson Cancer Research Center License and Collaboration Agreement:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including target specific constructs and customized spacer regions, TCR constructs, and their use for immunotherapy. Pursuant to this license agreement, we have rights to one pending U.S. patent application, two pending Patent Cooperation Treaty applications, and other patents and patent applications in jurisdictions outside the United States.

Page 105: Memorial Sloan Kettering License and Research Agreement:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific and armored CARs, and their use for immunotherapy. Pursuant to this license agreement, we have rights to two issued U.S. patents, three pending U.S. patent applications, three pending Patent Cooperation Treaty applications, and other patents and patent applications in jurisdictions outside the United States.

Page 107: Seattle Children’s Research Institute License and Collaboration Agreement:

The patents and patent applications covered by this agreement are directed, in part, to regulated transgene expression and CAR constructs, including bispecific CARs and customized spacer regions, and their use for immunotherapy. Pursuant to this license agreement, we have rights to five pending U.S. patent applications, one pending Patent Cooperation Treaty application, and other patents and patent applications in jurisdictions outside the United States.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1025

Page 108: City of Hope License Agreement:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific CARs and suicide genes, and their use for immunotherapy. Pursuant to this license agreement, we have rights to 11 issued U.S. patents, three pending U.S. patent applications, and other patents and patent applications in jurisdictions outside the United States.

Page 108: St. Jude Children’s Research Hospital Agreement:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs capable of signaling both a primary and a co-stimulatory pathway. Pursuant to this license agreement, we have rights to one issued U.S. patent and two pending U.S. patent applications.

Page 109: License Agreements with Fred Hutchinson Cancer Research Center assumed from ZetaRx:

The patents and patent applications covered by these agreements are directed, in part, to defined T cell compositions, and their use for immunotherapy. Pursuant to these license agreements, we have rights to one issued U.S. patent and four pending U.S. patent applications, and other patents and patent applications in ex-U.S. jurisdictions.

Licensed and Third-Party Research Collaborations

St. Jude Children’s Research Hospital Agreement, page 108

27.	Please expand your disclosure regarding your October 2013 license agreement with FHCRC, your November 2013 license agreement with SCRI, your February 2014 license agreement with SCRI, your November 2009 license agreement with COH and your December 2013 agreement with St. Jude to summarize the nature and scope of the “certain patent rights” to which these institutions granted you licenses.

In response to the Staff’s comment, the Company intends to revise the Registration Statement as set forth in the response to comment 26 above.

License Agreements with Fred Hutchinson Cancer Research Center assumed..., page 109

28.	Please expand your disclosure regarding your 2012 FHCRC Agreement to disclose the nature and scope of the patent and technology rights that FHCRC granted you an exclusive license. Also, in regard to the 2009 FHCRC Agreement, please expand your disclosure to describe the nature and scope of the services provided under the agreement.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 109 to disclose that:

The patents and patent applications covered by these agreements are directed, in part, to defined T cell compositions, and their use for immunotherapy. Pursuant to these license agreements, we have rights to one issued U.S. patent, four pending U.S. patent applications, and other patents and patent applications in jurisdictions outside the United States.

The Company also respectfully submits to the Staff that the 2009 FHCRC Agreement is a license agreement that grants the Company a license under intellectual property rights covering any product or service comprising, or made, used or sold through the use of or incorporating the licensed patent rights and technology. However, the 2009 FHCRC Agreement is not a services agreement and as such does not delineate the nature or scope of services to be provided thereunder. Any such services covered under the license granted reference potential uses the Company might make of the licensed patent rights and technology to provide services in the future and as such cannot be delineated in the Registration Statement currently.

Facilities, page 120

29.	Please file your lease agreement as an exhibit.

In response to the Staff’s comment, the Company has filed the lease agreement as an exhibit to the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1026

Statement of Cash Flows, page F-5

30.	The statement of cash flows reports $10.2 million of research and development licenses acquired with stock issuances. On page 77 you disclose $12.3 million of research and development expense that was non-cash stock-based expense. Please reconcile these two amounts and revise the disclosure as necessary.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page 77 to clarify that “$9.8 million was non-cash stock-based expense associated with stock issuances to ZetaRx, FHCRC, and MSK, and $2.5 million was related to expenses in connection with the ZetaRx transaction.” The $10.2 million in the statement of cash flows includes $0.4 million of general and administrative expense and $9.8 million classified as research and development expense. The Company intends to revise the description of such line in the statement of cash flows as “Non-cash expense in connection with equity issuances.”

Statement of Convertible Preferred Stock and Stockholders’ Deficit, page F-6

31.	The fair value of common stock issued to strategic partners was valued at $.26 per share. The fair value of common stock issued to founders and employees was $.07 and $.02, respectively. Please tell us how you determined the fair value of your common stock issued to founders and employees in determining the amount of stock-based compensation expense to recognize and why the fair value is less than $.26 per share.

In response to the Staff’s comment, the fair value of the common stock issued to founders and employees was determined by the Company’s board of directors contemporaneously based upon various factors with input from the Company’s management. Given the absence of a public trading market of the Company’s common stock, in making its determination of fair value, the board of directors exercised its reasonable business judgment and took into consideration a combination of subjective and objective factors to estimate the fair value of the common stock. The board of directors is comprised of a majority of non-employee directors with significant experience investing in and operating companies in the biotechnology industry.

Retrospectively, with respect to certain of the grants, the Company determined that, for financial reporting purposes, the fair value of the Company’s common stock was higher than the fair values contemporaneously determined by the board of directors for restricted stock grants. In particular, for financial reporting purposes all common stock issued in 2013 beginning on the date of the sale of the Series A Preferred Stock on October 16, 2013 was determined to be $0.26, and such value was used in determining the amount of stock-based compensation expense for grants issued in 2013 on and after such date. The Series A transaction was deemed an arm’s length transaction and a reliable indicator of fair value, which was used retrospectively as a basis to estimate implied values of the other classes of equity issued and outstanding. In analyzing the rights and preferences, the Company also analyzed any other features associated with the various preferred stock classes and common stock that cannot be quantified within the rights and preferences and therefore required additional adjustments (such as a discount for lack of marketability).

32.	Please explain to us why the Series A-1 convertible preferred stock appears to have been recorded at $.54 per share when the Series A convertible preferred stock was recorded at $1.00 per share.

In response to the Staff’s comment, the Company estimated the fair value of the Series A-1 Preferred Stock using an OPM framework, as defined in the AICPA Guide, based on the price per share of Series A Preferred Stock sold in the Series A Preferred Stock financing. On the Series A transaction date, the Company issued Series A Preferred Stock to independent investors at a price of $1.00 per share. In applying the OPM framework, the rights and preferences of the various issued and outstanding equity classes were considered. The Series A transaction was deemed arm’s length and a reliable indicator of fair value, which could be used as a basis to estimate implied values of the other classes of equity issued and outstanding. At this time, the Company’s Series A Preferred Stock was the senior-most security, followed by the Series A-1 Preferred Stock and then the common stock. The implied equity value of the Company was estimated based on an analysis that assumes a potential liquidity event for the Company. In analyzing the rights and preferences, the Company also analyzed any other features associated with the various preferred stock classes that could not be quantified within the rights and preferences and therefore required additional adjustments (such as the 20% discount for lack of marketability). The Series A-1 Preferred Stock does not have the same control and governance features as the Series A Preferred Stock, and therefore was considered less marketable than the Series A Preferred Stock. As result of the foregoing, the Series A-1 shares were determined to be valued at $0.54 per share.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1027

Notes to Financial Statements

3. Acquisition of Technology From ZetaRx Biosciences, Inc., page F-12

33.	Please clarify the nature of the research and development license agreements acquired. Clarify what technology was acquired in this acquisition and what technology was acquired in later license agreements (Note 5). Additionally, please disclose the significant assumptions used to determine the value of the preferred and common stock issued in conjunction with the acquisition. Tell us why the common stock value was substantially different from the value of the common stock issued to your collaboration partners discussed in Note 4.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on page F-12, F-14 and F-15 to clarify the nature of the acquired research and development license agreements as follows:

Page F-12: Acquisition of Technology From ZetaRx Biosciences, Inc.:

The primary assets purchased in the acquisition were in-process research and development license agreements, including license agreements with the Fred Hutchinson Cancer Research Center and City of Hope. The patents and patent applications to which the Company obtained rights as a result of the acquisition of these agreements are directed, in part, to CAR constructs, including bispecific CARs and suicide genes, and to defined T cell compositions, and their use for immunotherapy.

Page F-14: Fred Hutchinson Cancer Research Center:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including target specific constructs and customized spacer regions, TCR constructs, and their use for immunotherapy.

Page F-15: Memorial Sloan Kettering Cancer Center:

The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific and armored CARs, and their use for immunotherapy.

Please refer to the Company’s response to comment 32 for an explanation of the determination of the fair value of the convertible preferred stock issued in conjunction with the ZetaRx acquisition. The Company used the value of the common stock determined by the board of directors on October 8, 2013 of $0.02 per share, as described above in the response to comment 18, for determining for reporting purposes the fair value of the common stock issued to ZetaRx in connection with ZetaRx acquisition on September 30, 2013. The ZetaRx transaction was entered into prior to the October 16, 2013 date as of which the Company retrospectively applied the $0.26 per share valuation for the common stock. The issuances of common stock to the Company’s collaboration partners occurred on or after October 16, 2013.

4. Collaboration Agreements, page F-13

34.	Please disclose and quantify the assumptions used in determining that the success payments liability was de minimis under each agreement at December 31, 2013. Similarly, please quantify the significant assumptions used to determine the fair value of the success payments at June 30, 2014 on pages F-35 and F-36.

In response to the Staff’s comment, the Company intends to revise the Registration Statement as follows on page F-10 to include a new section on success payments, and pages F-13 and F-14 to include a final paragraph in each respective section to disclose the assumptions used in determining that the success payments liability was de minimis.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1028

Page F-10: Success Payments:

The Company granted rights to share-based success payments to FHCRC and MSK pursuant to the terms of its collaboration agreements with each of those entities. Pursuant to the terms of these arrangements, the Company may make success payments based on increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged, payable in cash or publicly-traded equity at the Company’s discretion. See Note 2, Collaboration Agreements. The success payments are accounted for under ASC 505-50, Equity-Based Payments to Non-Employees. Once the service period is complete, the instrument will be accounted for under ASC 815, Derivatives and Hedging, and continue to be marked to market with all changes in value recognized immediately in other income or expense.

The success payment liability is estimated at fair value at inception and at each subsequent balance sheet date and the expense is amortized over the term of the related collaboration agreement, which is the service period. As of December 31, 2013, because the probability of achieving an increase in value that would trigger any success payment was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

Page F-13: Fred Hutchinson Cancer Research Center:

The Company records expense for the fair value of the success payments over the term of the collaboration agreement, which is the service period. As of December 31, 2013, because the probability of achieving a 5x increase in value was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

Page F-14: Memorial Sloan Kettering Cancer Center:

The Company records expense for the fair value of the success payments over the term of the collaboration agreement, which is the service period. As of December 31, 2013 because the probability of achieving a 10x increase in value was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

The Company further intends to revise the last paragraph of the respective sections on pages F-35 and F-36 to disclose the assumptions used to determine the fair value of the success payments at June 30, 2014.

Page F-35: Fred Hutchinson Cancer Research Center:

The risk free interest rate and expected term assumptions ranged from 2.17% to 2.55% and 7.30 to 10.30 years, respectively, depending on the estimated timing of FDA approval.

Page F-36: Memorial Sloan Kettering Cancer Center:

The risk free interest rate and expected term assumptions ranged from 2.18% to 2.55% and 7.39 to 10.40 years, respectively, depending on the estimated timing of FDA approval.

Statement of Convertible Preferred Stock and Stockholders’ Deficit, page F-26

35.	Provide us reference to authoritative literature supporting recording the $6,889 fair value of preferred stock put options to stockholders’ equity rather than convertible preferred stock.

The Company respectfully advises the Staff that it intends to provide a response to this comment under separate correspondence.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1029

Success Payments, page F-31

36.	Tell us why you believe classifying the success payments as research and development expense complies with ASC 730. Provide us any generally accepted industry practice you are relying on. Tell us if you considered if the instrument is a derivative and why or why not. Provide us your computation of $.4 million of expense recognized based on the $6.5 million estimated fair value of the non-employee share-based payments at June 30, 2014 and the authoritative literature that supports your recognition.

In response to the Staff’s comment, the Company has classified the success payments as research and development expense based on the nature of the underlying agreements with FHCRC and MSK. The expense related to the success payments is recognized over the term of each of the respective collaboration agreements which are for research and development services under ASC 730.

The Company has initially accounted for the success payment liability under ASC 505-50, Equity-Based Payments to Non-Employees. The instruments are payable based on changes in value of underlying stock, and they are issued to nonemployees in exchange for goods and services. As stated above, both FHCRC and MSK are providing the Company with research and development services over a six and five year period, respectively. As such, these types of awards fall under the guidance of ASC 505-50, Equity-Based Payments to Non-Employees. The Company evaluated the success payments under ASC 815, Derivatives and Hedging, which indicates that share-based payments to nonemployees are not within its scope “when performance has not yet occurred. However, this Issue applies to contracts issued to acquire goods or services from nonemployees when performance has occurred.” Accordingly, share based payments granted to nonemployees generally will be subject to the requirements of ASC 815 when performance is complete. Once the service period ends, the success payment liability will be accounted for under ASC 815, Derivatives and Hedging.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages F-10 and F-31 to disclose that:

Once the service period is complete, the instrument will be accounted for under ASC 815, Derivatives and Hedging, and continue to be marked to market with all changes in value recognized immediately in other income or expense.

The Company amortizes the estimated fair value of the non-employee share-based payments to expense over the course of the expected service period of the collaboration agreements under ASC 505-50. For the six months ended of June 30, 2014, the Company recognized $0.4 million in expense which is calculated based on the estimated fair value of the success payments of $6.5 million as of June 30, 2014, recognized over the term of the collaboration agreements with FHCRC (six years) and MSK (five years), respectively.

37.	Tell us what consideration you gave to disclosing the range of expense amounts related to success payments that would be recognized upon successful completion of an initial public offering or providing pro forma effect. Refer to Staff Accounting Bulletin Topic 1B.3.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described on pages 34, 35, 106 and 108 of the Registration Statement, the completion of an initial public offering (“IPO”) triggers a future valuation date that may result in a future success payment. The successful completion of an IPO would not in and of itself trigger such a success payment. If the Company were to successfully complete an IPO, the earliest date in which to measure whether a success payment is due with respect to the IPO is one year from the IPO date. The consecutive 90-day period preceding the one year anniversary of the IPO would be used to determine the average value of the Company’s common stock for assessing whether a payment is due.

The Company cannot predict with a reasonable degree of certainty the range of values of the common stock during the 90 days preceding the one year anniversary of the IPO. As a result, the Company does not consider a pro forma presentation for the possible expense related to success payments to be appropriate. Additionally, the Company cannot reliably give a range of expense amounts during the one year period because the amount of the expense recognized from quarter to quarter varies depending on the estimated fair value of the success payment liability as of such quarter, which estimated fair value is calculated using a Monte Carlo simulation method as described on page F-31 of the financial statement based the Company’s stock price as of the end of such quarter and other variables.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1030

11. Subsequent Events, page F-41

38.	Please clarify how the fair value of the preferred stock was determined in deriving at the deemed dividend you expect to record of $30 million and $22 million relating to the second and final closing of the Series A convertible preferred stock financing.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages F-21 and F-41 as follows (additions underlined):

Page F-21:

In April 2014, Company executed an agreement for a $94.0 million Series A-2 convertible preferred stock financing. In the initial closing pursuant to the agreement, the Company sold 31,312,098 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. In the first subsequent closing pursuant to the agreement, completed in June 2014, the Company sold an additional 31,312,098 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. The Company recorded a deemed dividend of $15.4 million in June 2014 as a result of the difference between the estimated fair value of the Series A-2 convertible preferred stock as of the closing date, which was $1.49 per share, and the purchase price per share, which was $1.00 per share. In July 2014, in the second subsequent closing of the Series A-2 convertible preferred stock financing, the Company sold 31,312,108 shares of Series A-2 convertible preferred stock at a price of $1.00 per share, for gross proceeds of $31.3 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $30 million as a result of the difference between the estimated fair value of the Series A-2 convertible preferred stock as of the closing date and the purchase price per share. The estimated fair value of the Series A-2 convertible preferred stock was derived taking into account numerous valuation factors, including, but not limited to, contemporaneous valuations performed by third-party specialists, the Company’s stage of development, capital resources, current business plans, and likelihood of achieving a liquidity event, the rights, preferences, and privileges of our Series A-2 convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities and the experience of management and the board of directors.

In July 2014, in the final closing of the Series A convertible preferred stock financing following approval by the Company’s board of directors of a defined strategic plan, the Company sold 20,000,000 shares of Series A convertible preferred stock at a price of $1.00 per share, for gross proceeds of $20.0 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $22 million as a result of the difference between the estimated fair value of the Series A convertible preferred stock as of the closing date and the purchase price per share. The estimated fair value of the Series A convertible preferred stock was derived taking into account numerous valuation factors, including, but not limited to, contemporaneous valuations performed by third-party specialists, the Company’s stage of development, capital resources, current business plans, and likelihood of achieving a liquidity event, the rights, preferences, and privileges of our Series A convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities and the experience of management and the board of directors.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1031

Page F-41:

In July 2014, in the second subsequent closing of the Series A-2 convertible preferred stock financing, the Company sold 31,312,108 shares of Series A-2 convertible preferred stock at a price of $1.00 per share, for gross proceeds of $31.3 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $30 million as a result of the difference between the estimated fair value of the Series A-2 convertible preferred stock as of the closing date and the purchase price per share. The estimated fair value of the Series A-2 convertible preferred stock was derived taking into account numerous valuation factors, including, but not limited to, contemporaneous valuations performed by third-party specialists, the Company’s stage of development, capital resources, current business plans, and likelihood of achieving a liquidity event, the rights, preferences, and privileges of our Series A-2 convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities and the experience of management and the board of directors.

In July 2014, in the final closing of the Series A convertible preferred stock financing following approval by the Company’s board of directors of a defined strategic plan, the Company sold 20,000,000 shares of Series A convertible preferred stock at a price of $1.00 per share, for gross proceeds of $20.0 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $22 million as a result of the difference between the estimated fair value of the Series A convertible preferred stock as of the closing date and the purchase price per share. The estimated fair value of the Series A convertible preferred stock was derived taking into account numerous valuation factors, including, but not limited to, contemporaneous valuations performed by third-party specialists, the Company’s stage of development, capital resources, current business plans, and likelihood of achieving a liquidity event, the rights, preferences, and privileges of our Series A convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities and the experience of management and the board of directors.

39.	With respect to the development agreement and a supply agreement entered into in July 2014, please quantify the amount of clinical and regulatory milestone payments.

In response to the Staff’s comment, the Company intends to revise the Registration Statement on pages F-21, F-22 and F-42 as follows (additions underlined):

Page F-21:

In July 2014, the Company entered into a development agreement and a supply agreement with a third-party to customize and provide material or equipment to be used in the Company’s manufacturing process. Under these agreements the Company paid fees of $6.7 million. The Company is also obligated to pay low single digit royalties on net sales and to make milestone payments upon the achievement of certain clinical and regulatory milestones, in each case with respect to the Company’s products for which the third party’s material or equipment is used. Based on the Company’s planned manufacturing processes for its most advanced CD19 product candidates, the maximum aggregate milestones it may pay to the third party for any one such product is $15.1 million. Such milestone payments would be required to be made in euros, and have been estimated in U.S. dollars based on the exchange rate as of September 12, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1032

Page F-41:

In July 2014, the Company entered into a development agreement and a supply agreement with a third-party to customize and provide material or equipment to be used in the Company’s manufacturing process. Under these agreements the Company paid fees of $6.7 million. The Company is also obligated to pay low single digit royalties on net sales and to make milestone payments upon the achievement of certain clinical and regulatory milestones, in each case with respect to the Company’s products for which the third party’s material or equipment is used. Based on the Company’s planned manufacturing processes for its most advanced CD19 product candidates, the maximum aggregate milestones it may pay to the third party for any one such product is $14.7 million. Such milestone payments would be required to be made in euros, and have been estimated in U.S. dollars based on the exchange rate as of September 30, 2014.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.
Steven Harr, Juno Therapeutics, Inc.
Bernard Cassidy, Juno Therapeutics, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Shayne Kennedy, Latham & Watkins LLP
Kathy Smith, Ernst & Young LLP

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